ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

Special Shareholder Meeting (unaudited)

On September 20, 2013, a Special Meeting of the Shareholders of Diversified Strategies Fund, a series of John Hancock Funds II was held at 601 Congress Street, Boston, Massachusetts at 2:00 p.m., Eastern Time for the purpose of considering and voting upon:

Proposal 1a: To approve an amendment to the advisory agreement that will result in an increase to the fund’s advisory fee in order to more appropriately compensate the adviser for the costs associated with managing the fund pursuant to a global absolute return strategy

FOR	AGAINST	ABSTAIN
3,900,000	0	0

Proposal 1b:  To approve an amendment to the subadvisory agreement that will result in an increase to the fund’s subadvisory fee in order to more appropriately compensate the subadviser for the costs associated with managing the fund pursuant to a global absolute return strategy

FOR	AGAINST	ABSTAIN
3,900,000	0	0